REGENCY CENTERS CORPORATION
121 Forsyth Street, Suite 200
Jacksonville, Florida 32202

May 31, 2006

VIA EDGAR

Mail Stop 4561

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-9303

Attention:	Ms. Linda van Doorn Senior Assistant Chief Accountant

Re:	Regency Centers Corporation Form 10-K for year ended December 31, 2005 Filed March 10, 2006 File No. 1-12298

Dear Ms. van Doorn:

This letter is in response to your letter dated May 24, 2006 commenting on the captioned filing. The comment is set forth in bold type below, followed by Regency’s response.

Note 1 Summary of Significant Accounting Policies
(b) Revenues, page F-11

1.	The note states that lease revenue recognition commences when the lessee is given possession of the leased space upon completion of the tenant improvements. We assume that this is the lease inception date when the company is the owner of the leasehold improvements but that when the leasehold improvements are owned by the tenant, the lease inception date is when the tenant obtains possession of the leased space for purposes of constructing the leasehold improvements. Please clarify to us. Refer to FSP FAS 13-b.

Form 10-K, Note 1(b), paragraph 1 contains the following sentence:

“Lease revenue recognition commences when the lessee is given possession of the leased space upon completion of tenant improvements.”

Securities and Exchange Commission
May 31, 2006

Your assumptions are correct in that the Company commences lease revenue recognition upon completion of leasehold improvements when those improvements are recorded as fixed assets by the Company because those improvements are part of the leased assets and the Company is the owner of the leasehold improvements. However, when the leasehold improvements are owned by the tenant, lease revenue recognition commences when the tenant obtains possession or control of the unimproved space for purposes of constructing the leasehold improvements since the tenant owns the improvements and they would not be considered part of the leased asset.

We would propose to clarify and expand the sentence to our policy Note 1(b) in all future filings as follows:

When the Company is the owner of the leasehold improvements lease revenue recognition commences when the lessee is given possession of the leased space upon completion of tenant improvements. When the leasehold improvements are owned by the tenant, lease revenue recognition commences upon the tenant obtaining possession of the leased space for purposes of constructing its leasehold improvements.

* * * * *

In response to your request, this is to acknowledge on behalf of Regency that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (904) 598-7608 if you have any questions concerning this response.

Sincerely,

/s/ J. Christian Leavitt

J. Christian Leavitt
Senior
Vice President and
   Chief Accounting Officer

cc:	Mr. William Demarest Staff Accountant